SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	92858J108
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value (collectively, the “Shares”), of Vocus, Inc., a Delaware corporation (“Vocus”), at a purchase price of $18.00 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Schedule TO is being filed on behalf of Parent and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Vocus, Inc. Vocus’s principal executive offices are located at 12051 Indian Creek Court, Beltsville, Maryland 20705. The telephone number at Vocus’s principal executive offices is (301) 459-2590.

(b) This statement relates to the common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus. Based upon information provided by Vocus, there were 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Parent and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Vocus; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)–(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 10, entitled “Source and Amount of Funds,” Section 12, entitled “Purpose of the Offer; Plans for Vocus; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning Parent and the Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Vocus; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) As of April 18, 2014, neither the Purchaser nor Parent is aware of any material pending legal proceeding relating to the tender offer contemplated by this Schedule TO.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of April 18, 2014.

(a)(1)(B)	Letter of Transmittal for Shares.

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(G)	Press Release issued by Vocus on April 7, 2014 (incorporated by reference Exhibit 99.1 to the Schedule TO-C filed by the Purchaser with the SEC on April 7, 2014).

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014.

(b)(1)	Debt Commitment Letter by and between Parent and Jefferies Finance LLC, dated April 6, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, the Purchaser and Vocus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus with the SEC on April 7, 2014).

(d)(2)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Okumus Fund Management Ltd.

(d)(3)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Richard Rudman.

(d)(4)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Stephen Vintz.

(d)(5)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P.

(d)(6)	Non-Disclosure Agreement, dated December 20, 2013, by and between Vocus and GTCR LLC.

(d)(7)	Amendment to Non-Disclosure Agreement, dated April 6, 2014, by and between Vocus and GTCR LLC.

(d)(8)	Exclusivity Agreement, dated March 8, 2014, by and between Vocus and GTCR LLC.

(d)(9)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent.

(d)(10)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus.

Item 13.	Information Required By Schedule 13e-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 18, 2014.

(a)(1)(B)	Letter of Transmittal for Shares.

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(G)	Press Release issued by Vocus on April 7, 2014 (incorporated by reference Exhibit 99.1 to the Schedule TO-C filed by the Purchaser with the SEC on April 7, 2014).

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014.

(b)(1)	Debt Commitment Letter by and between Parent and Jefferies Finance LLC, dated April 6, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, the Purchaser and Vocus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus with the SEC on April 7, 2014).

(d)(2)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Okumus Fund Management Ltd.

(d)(3)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Richard Rudman.

(d)(4)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Stephen Vintz.

(d)(5)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P.

(d)(6)	Non-Disclosure Agreement, dated December 20, 2013, by and between Vocus and GTCR LLC.

(d)(7)	Amendment to Non-Disclosure Agreement, dated April 6, 2014, by and between Vocus and GTCR LLC.

(d)(8)	Exclusivity Agreement, dated March 8, 2014, by and between Vocus and GTCR LLC.

(d)(9)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent.

(d)(10)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus.